Exhibit 12

[Form of Opinion]
DRINKER BIDDLE & REATH LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996
(215) 988-2700
Fax: (215) 988-2757
www.dbr.com

[date], 2004

Goldman Sachs Trust
4900 Sears Tower
Chicago, Illinois 60606-6303

Golden Oak Family of Funds
5800 Corporate Drive
Pittsburgh, Pennsylvania 15237-7010

Ladies and Gentlemen:

          We have acted as counsel to Goldman Sachs Strategic Growth Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Small Cap Value Fund, Goldman Sachs CORE International Equity Fund, Goldman Sachs Core Fixed Income Fund, and Goldman Sachs Financial Square Prime Obligations Fund, each a series of Goldman Sachs Trust (“Goldman Trust”) (each, a “GST Fund” and collectively, the “GST Funds”), in connection with the transfer of all of the assets and liabilities of the Golden Oak Growth Portfolio, Golden Oak Value Portfolio, Golden Oak Small Cap Value Portfolio, Golden Oak International Equity Portfolio, Golden Oak Intermediate-Term Income Portfolio, Golden Oak Prime Obligation Money Market Portfolio, each a series of the Golden Oak Family of Funds (“Golden Oak”) (each, a “GOFF Fund” and collectively, the “GOFF Funds”) to each corresponding GST Fund in exchange for shares of the corresponding GST Fund, followed by the distribution by the GOFF Funds to its shareholders of the GST Fund shares (collectively, the “Reorganization”), pursuant to the Agreement and Plan of Reorganization by and between the Goldman Trust and the Golden Oak (the “Agreement”). You have asked for our opinion as to certain Federal income tax consequences of the Reorganization. (All capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Agreement.)

          For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

     (i) The Reorganization will be completed in the manner set forth in the Agreement and in the Registration Statement on Form N-14 of the Goldman Trust including the combined Proxy Statement/Prospectus of the Goldman Trust and the Golden Oak contained therein.

Exhibit 12

     (ii) The representations contained in the letters of representation from the Goldman Trust and GST Funds and the Golden Oak and GOFF Funds to us both dated [as of this date], will be true and complete.

          On the basis of the foregoing, it is our opinion that:

(1)	the Reorganization will constitute a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the GST Fund and GOFF Fund will be a “party to a reorganization” within the meaning of section 368(b) of the Code;

(2)	the GOFF Fund will recognize no gain or loss (a) upon the transfer of its assets to the GST Fund in exchange for GST Fund shares, and (b) upon the distribution of those shares to the shareholders of the GOFF Fund;

(3)	the GST Fund will recognize no gain or loss upon the receipt of the assets of the GOFF Fund in exchange for shares of the GST Fund and the assumption of the liabilities of the GOFF Fund;

(4)	the tax basis in the hands of the GST Fund of each asset of the GOFF Fund transferred to the GST Fund in the Reorganization will be the same as the basis of that asset in the hands of the GOFF Fund immediately before the transfer;

(5)	the holding period of each asset of the GOFF Fund in the hands of the GST Fund will include the period during which that asset was held by the GOFF Fund;

(6)	the shareholders of the GOFF Fund will recognize no gain or loss upon the exchange of shares of the GOFF Fund for shares of the GST Fund;

(7)	the aggregate tax basis of the GST Fund shares received by each shareholder of the GOFF Fund will equal the aggregate tax basis of GOFF Fund shares surrendered in exchange therefor;

(8)	the holding periods of the GST Fund shares received by each GOFF Fund shareholder will include the holding periods of the GOFF Fund shares surrendered in exchange therefor, provided that the GOFF Fund shares are held by that shareholder as capital assets on the date of the exchange; and

(9)	the GST Fund will succeed to and take into account the tax attributes of the GOFF Fund described in section 381(c) of the Code, subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

          This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues. We express no opinion relating to any Federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of such opinion. We also

Exhibit 12

express no opinion regarding tax consequences under foreign, state or local laws. In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such changes could affect the validity of the opinion set forth above. Also, future changes in Federal income tax laws and the interpretation thereof can have retroactive effect.

                    Very truly yours,